UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGEACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-126019-09

MAGNACHIP SEMICONDUCTOR LLC
(Exact name of registrant as specified in its charter)

c/o MagnaChip Semiconductor S.A.
74, rue de Merl, B.P. 709
 L-2146 Luxembourg
Grand Duchy of Luxembourg
(352) 45-62-62

See attached Schedule A - Table of Additional Registrants for information regarding additional Registrants

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Floating Rate Second Priority Senior Secured Notes due 2011 and Related Guarantees (See Note 1 below)
6 7/8% Second Priority Senior Secured Notes due 2011 and Related Guarantees (See Note 1 below)
8% Senior Subordinated Notes due 2014 and Related Guarantees (See Note 1 below)

(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date:
Approximately 20 holders of record of Floating Rate Second Priority Senior Secured Notes due 2011
Approximately 37 holders of record of  6 7/8% Second Priority Senior Secured Notes due 2011
Approximately 51 holders of record of  8% Senior Subordinated Notes due 2014

Note 1:    On December 23, 2004, MagnaChip Semiconductor LLC (“MagnaChip”) subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company (the “Borrowers”), sold (and MagnaChip and certain of its subsidiaries guaranteed) $300 million in aggregate principal amount of floating rate second priority senior secured notes due 2011, $200 million in aggregate principal amount of 6 7/8% second priority senior secured notes due 2011 and $250 million in aggregate principal amount of 8% senior subordinated notes due 2014 (collectively, the “Original Notes”).   The Borrowers exchanged all of the Original Notes for identical notes (the “New Notes”) registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 declared effective by the Securities Exchange Commission (the “Commission”) on July 20, 2005.    Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the registrants to file reports under Section 13 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2006, because the New Notes were held of record by less than 300 persons as of that date.  The duty to file such reports continued to be suspended on the first day of the fiscal years beginning January 1, 2007, January 1, 2008 and January 1, 2009 for the same reasons.  MagnaChip nevertheless continued to file Exchange Act reports with the Securities and Exchange Commission (the “Commission”) until December 2008 on a voluntary basis pursuant to the terms of certain indentures, which required MagnaChip to make such filings.  MagnaChip is filing this Form 15 to provide notice of the statutory suspension of its filing obligation.  (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the first fiscal year as set forth in Rule 15d-6 or otherwise.)

Pursuant to the requirements of the Securities Exchange Act of 1934, MagnaChip Semiconductor LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAGNACHIP SEMICONDUCTOR LLC and EACH OF THE ADDITIONAL REGISTRANTS LISTED ON SCHEDULED A ATTACHED HERETO

DATE: November 6, 2009	By: /s/ John T. McFarland Name: John T. McFarland, Esq. Title: Senior Vice President, General Counsel and Secretary

SCHEDULE A

Table of Additional Registrants

Exact Name of Additional Registrants (1)	Jurisdiction of Incorporation	Commission File Number
MagnaChip Semiconductor S.A.	Luxembourg	333-126019
MagnaChip Semiconductor Finance Company	Delaware	333-126019-10
MagnaChip Semiconductor B.V.	The Netherlands	333-126019-08
MagnaChip Semiconductor, Ltd.	Korea	333-126019-07
MagnaChip Semiconductor, Inc.	California	333-126019-15
MagnaChip Semiconductor SA Holdings LLC	Delaware	333-126019-05
MagnaChip Semiconductor Ltd.	United Kingdom	333-126019-04
MagnaChip Semiconductor Ltd.	Taiwan	333-126019-03
MagnaChip Semiconductor Ltd.	Hong Kong	333-126019-02
MagnaChip Semiconductor Inc.	Japan	333-126019-16
MagnaChip Semiconductor Holding Company Limited	British Virgin Islands	333-126019-13
(1) The address of each Additional Registrant is c/o MagnaChip Semiconductor S.A., 74, rue de Merl, B.P. 709,  L-2146 Luxembourg, Grand Duchy of Luxembourg, and the telephone number is (352) 45-62-62.